12-9-02

CM

02054643

[UNITED ST]ATES
[SECURITIES AND EXCHA]NGE COMMISSION
[WASHINGTON, D.]C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: October 31, 2004 Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 50751

NOV 29 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/01 (MM/DD/YY) AND ENDING 09/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Morgan Spaulding, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

351 S. Sherman Road, Suite 101
(No. and Street)

Richardson	Texas	75801
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brad A. Kinder, CPA
(Name – *if individual, state last, first, middle name*)

400 Parker Square, Suite 250-K	**Flower Mound**	**Texas**	**75028**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 19 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PS 12/13/02

OATH OR AFFIRMATION

I, Jackie G. Gross, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Morgan Spaulding, Inc.**, as of September 30, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

ROBERTA F. JOHNSON
NOTARY PUBLIC STATE OF TEXAS
COMMISSION EXPIRES:
APRIL 14, 2006

Signature

President

Title

Notary Public

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on the internal control as required by SEC rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

BRAD A. KINDER, CPA
CERTIFIED PUBLIC ACCOUNTANT
400 PARKER SQUARE • SUITE 250-K • FLOWER MOUND, TX 75028
972-899-1170 • FAX 972-899-1172

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Morgan Spaulding, Inc.

We have audited the accompanying statement of financial condition of Morgan Spaulding, Inc. as of September 30, 2002, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Morgan Spaulding, Inc. as of September 30, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brad A. Kinder

BRAD A. KINDER, CPA

Flower Mound, Texas
November 6, 2002

MORGAN SPAULDING, INC.
Statement of Financial Condition
September 30, 2002

ASSETS

Cash	$ 77,575
Certificate of deposit	10,847
Receivable from clearing broker/dealer	220
Marketable securities	45,750
Clearing deposit	10,000
Property and equipment, net of accumulated depreciation of $5,757	787
TOTAL ASSETS	$ 145,179

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Commissions payable	$ 49,880
Accrued expenses	3,501
TOTAL LIABILITIES	53,381

Stockholder's Equity

Common stock, 1,000,000 shares authorized, $1 par value, 1,000 shares issued and outstanding	1,000
Additional paid-in capital	158,729
Accumulated deficit	(67,931)
TOTAL STOCKHOLDER'S EQUITY	91,798
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 145,179

See notes to financial statements.

MORGAN SPAULDING, INC.
Statement of Income
Year Ended September 30, 2002

Revenue	
Securities commissions	$ 29,274
Private placement commissions	237,300
Consulting revenue	107,971
Other revenue	6,807
TOTAL REVENUE	381,352
Expenses	
Compensation and related costs	833,770
Clearing charges	4,458
Communications	8,694
Occupancy and equipment costs	1,212
Regulatory fees and expenses	47,042
Promotion	2,000
Professional fees	115,496
Other expenses	4,709
TOTAL EXPENSES	1,017,381
Reimbursement of expenses under services and support agreements	(670,049)
Expenses, net of reimbursments	347,332
Net income before other loss	34,020
Other Loss	
Unrealized loss on marketable securities	(24,000)
Realized loss on marketable securities	(5,750)
Net other loss	(29,750)
NET INCOME	$ 4,270

See notes to financial statements.

MORGAN SPAULDING, INC.
Statement of Changes in Stockholder's Equity
Year Ended September 30, 2002

	Common Shares	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balances at September 30, 2001	1,000	$ 1,000	$ 99,479	$ (72,201)	$ 28,278
Additional capital contributed	-	-	59,250	-	59,250
Net income	-	-	-	4,270	4,270
Balances at September 30, 2002	1,000	$ 1,000	$ 158,729	$ (67,931)	$ 91,798

See notes to financial statements.

MORGAN SPAULDING, INC.
Statement of Cash Flows
Year Ended September 30, 2002

Cash flows from operating activities:	
Net income	$ 4,270
Adjustments to reconcile net income to net cash provided by operating activities:	
Realized loss on marketable securities	5,750
Unrealized loss on marketable securities	24,000
Marketable securities received for services provided by Company	(63,000)
Marketable securities given for services provided to Company	46,750
Depreciation	1,212
Change in assets and liabilities	
Increase in certificate of deposit	(847)
Decrease in receivable from clearing broker/dealer	718
Increase in clearing deposit	(1,000)
Decrease in advance to employee	450
Decrease in advance due from stockholder	5,778
Decrease in other assets	1,526
Increase in commissions payable	32,323
Increase in accrued expenses	3,501
Net cash provided by operating activities	61,431
Cash flows from investing activities:	
Puchase of property and equipment	(500)
Net cash used in investing activities	(500)
Net increase in cash	60,931
Cash at beginning of year	16,644
CASH AT END OF YEAR	$ 77,575

Non-Cash Investing and Financing Activities:

The Company received marketable securities with a fair value of approximately $59,250 as additional capital contributed during the year.

See notes to financial statements.

MORGAN SPAULDING, INC.
Notes to Financial Statements

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

Morgan Spaulding, Inc. formerly Axtel Financial Services, Inc. (Company) was organized in January 1998 as a Texas corporation. The Company is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the National Association of Security Dealers, Inc. (NASD). The Company's customers consist primarily of individuals in Texas.

Significant Accounting Policies:

Basis of Accounting

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Marketable Securities

Marketable securities are held for investment purposes and are carried at fair value. The increase or decrease in fair value is credited or charged to operations.

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over estimated useful lives of five years.

Securities Transactions

Security transactions and the related commission revenues and expenses are recorded on the trade date.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Private Placement Commissions

The Company recognizes revenue on the sale of interests in private placement offerings when customer subscriptions to such offerings are funded.

Note 2 - Transactions with Clearing Broker/Dealer

The agreement with the clearing broker/dealer provides for clearing charges at a fixed rate multiplied by the number of tickets traded by the Company. The agreement also requires the Company to maintain a minimum of $10,000 as a deposit in an account with the clearing broker/dealer.

Note 3 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At September 30, 2002, the Company had net capital and net capital requirements of $78,557 and $5,000, respectively. The Company's net capital ratio was .68 to 1.

Note 4 - Marketable Securities

The Company's marketable securities have a cost of $69,750, an unrealized loss of $24,000 and a fair value of $45,750.

Note 5 - Property and Equipment

Property and equipment consists of office equipment and furniture and fixtures carried at $6,044 and $500, respectively, less accumulated depreciation of $5,757. Depreciation expense for the year was $1,212 and is reflected in occupancy and equipment costs in the accompanying statement of income.

Note 6 - Income Taxes

There is no provision for income taxes as the Company's current year taxable income was completely offset by prior years' net operating loss carry forwards.

The Company has a net operating loss carry forward remaining of approximately $39,334, which begins expiring in 2002 and a capital loss carry forward of $5,750 expiring in 2007. The net operating loss and capital loss carry forwards, and the unrealized loss of $24,000 create a deferred tax asset of approximately $10,363; however, the entire amount has been offset by valuation allowance.

MORGAN SPAULDING, INC.
Notes to Financial Statements

Note 7 - Off-Balance-Sheet Risk and Concentration of Credit Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

Note 8 - Services and Support Agreements/Economic Dependency

Under services and support agreements with two issuers (Issuers) of the Company's private placement products, the Issuers provide the Company with office space, personal property, and support staff. The Issuers also reimburse the Company for general and administrative expenses and for other expenses the Company incurs in the operation of selling the Issuers private placement products. Support and reimbursed expenses provided to the Company are not refundable to the Issuers. As consideration for the above items, the Company provides supervision of the sale of ownership interests in direct participation programs to third party investors on behalf of the Issuers. For providing these services the Company also receives a sales and expense allowance based on the dollar amount of ownership interests sold. The services and support agreements are expected to terminate in December 2002. The Issuers reimbursed the Company for expenses under the services and support agreements $670,049 during the year ended September 30, 2002. These reimbursed expenses are reflected in the accompanying statement of income as a reduction in the Company's total expenses.

Schedule I

MORGAN SPAULDING, INC.
Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
As of September 30, 2002

Total stockholder's equity qualified for net capital	$ 91,798
Deductions and/or charges	
Non-allowable assets:	
Property and equipment, net	787
Net capital before haircuts on securities	91,011
Haircuts on securities	
Certificate of deposit	75
Marketable securities	6,863
Undue concentration	5,497
Total deductions and/or charges	12,435
Net Capital	$ 78,576
Aggregate indebtedness	
Commissions payable	$ 49,880
Accrued expenses	3,501
Total aggregate indebtedness	$ 53,381
Computation of basic net capital requirement	
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 5,000
Net capital in excess of minimum requirement	$ 73,576
Ratio of aggregate indebtedness to net capital	.68 to 1

See notes to financial statements

Schedule II

MORGAN SPAULDING, INC.
Reconciliation of the Computation of Net Capital with that of the Registrant as Filed in Part II of Form X-17a-5 As of September 30, 2002

Net capital as reported by Registrant in Part II of Form X-17a-5 as of September 30, 2002 (unaudited)	$	80,861
Audit adjustments:		
Decrease in stockholder's equity qualified for net capital		(3,750)
Decrease in haircuts on securities		1,464
Rounding		1
Net capital as computed on Schedule I	$	78,576

See notes to financial statements.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2002 to meet the SEC's objectives.

This report is intended solely for use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brad A Kinder

BRAD A. KINDER, CPA

Flower Mound, Texas
November 6, 2002